October 15, 2009	Via EDGAR

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Tower Financial Corporation
Form 10-K for the period ended December 31, 2008
Forms 10-Q for 2009

Dear Mr. Vaughn:

We are in the process of completing our response to your letter dated September 14, 2009.  Unfortunately, this is taking longer than we anticipated.  The response is almost complete, however I’d like to have time to review our response with both our legal counsel and outside accounting firm to ensure that we give you the most complete answers possible.

Per our conversation earlier today, I am respectfully requesting an extension until next Friday, October 23, 2009 to submit our response.

Thank you again for your patience on this matter.  If you have any questions or need additional information at this time, please don’t hesitate to contact me at 260-427-7150 or rick.sawyer@towerbank.net.

Sincerely,

Richard R. Sawyer
Chief Financial Officer